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    THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1997
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                        CSG SYSTEMS INTERNATIONAL, INC.
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                  126349 10 9
                                (CUSIP Number)



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13G

CUSIP No. 126349 10 9

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Trident Capital, Inc.
     I.R.S. Identification No.  94-3179050
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

 NUMBER OF        --------------------------------------------------------------
 SHARES           5)  SOLE VOTING POWER
 BENEFICIALLY             4,554,026
 OWNED BY EACH    --------------------------------------------------------------
 REPORTING        6)  SHARED VOTING POWER
 PERSON WITH:             0
                  --------------------------------------------------------------
                  7)  SOLE DISPOSITIVE POWER
                          4,554,026
                  --------------------------------------------------------------
                  8)  SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,554,026
--------------------------------------------------------------------------------
10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         [ ]

--------------------------------------------------------------------------------
11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       17.9%
--------------------------------------------------------------------------------
12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
--------------------------------------------------------------------------------
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                                  SCHEDULE 13G

CUSIP NO. 126349 10 9
--------------------------------------------------------------------------------

ITEM 1(A) Name of Issuer:

     CSG Systems International, Inc.

ITEM 1(B) Address of Issuer's Principal Executive Offices:

     5251 DTC Parkway
     Suite 625
     Englewood, Colorado  80111

ITEM 2(A) Name of Person Filing:

     Trident Capital, Inc.


ITEM 2(B) Address of Principal Business Office or, if none, Residence:

     2480 Sand Hill Road, Suite 201
     Menlo Park, California   94025

ITEM 2(C) Citizenship:

     Trident Capital, Inc. is a Delaware corporation.


ITEM 2(D) Title of Class of Securities:

     Common Stock

ITEM 2(E) CUSIP Number:

     126349 10 9

ITEM 3:

     Not applicable

ITEM 4    Ownership

     (a)  Amount Beneficially Owned:

            4,554,026  (1)

     (b)  Percent of Class:

            17.9%
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     (c)  Number of shares as to which reporting person has:

       (i)     sole power to vote or to direct the vote - 4,554,026  (1)
       (ii)    shared power to vote or to direct the vote - 0
       (iii)   sole power to dispose or to direct the disposition of -
               4,554,026 (1)
       (iv)    shared power to dispose or to direct the disposition of - 0

(1) Includes 1,894,200 shares held by Trident Capital Partners Fund - I, L.P., 374,710 shares held by Trident Capital Partners Fund - I, C.V. and 2,285,116 shares held by Trident Capital Partners CSG Acquisition Fund, L.P. Trident Capital, L.P. is the sole general partner of each of Trident Capital Partners Fund - I, L.P. and Trident Capital Partners CSG Acquisition Fund, L.P., and is the investment general partner of Trident Capital Partners Fund - I, C.V. Trident Capital, Inc. is the sole general partner of Trident Capital, L.P.

ITEM 5    Ownership of Five Percent or Less of a Class:

            Not Applicable.

ITEM 6    Ownership of More than Five Percent on Behalf of Another Person:

            Not Applicable.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable.

ITEM 8    Identification and Classification of Members of the Group:

            Not Applicable.

ITEM 9    Notice of Dissolution of Group:

            Not Applicable.

ITEM 10   Certification:

            Not Applicable.
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 14, 1997


TRIDENT CAPITAL, INC.


By:     /s/ Stephen M. Hall
   -----------------------------------------
   Stephen M. Hall, Chief Financial Officer